Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-II dated September 21, 2011	Term Sheet to Product Supplement No. 197-A-II Registration Statement No. 333-155535 Dated September 27, 2011; Rule 433

Structured Investments	$ Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold due April 5, 2012

General

  The notes are designed for investors who seek capped exposure to the lesser of (a) any depreciation in the European Union euro relative to the U.S. dollar and (b) any appreciation of the Metal Price of Gold, in each case from and including the pricing date to and including the Observation Date. Investors will receive a positive return at maturity only if (a) the European Union euro depreciates relative to the U.S. dollar by more than the Downside Exposure Percentage of 2% and (b) the Metal Price of Gold appreciates by more than the Downside Exposure Percentage of 2%. Investors should be willing to forgo interest payments, while seeking payment of 98% of the principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Cash payment at maturity of 98% of the principal amount plus the Additional Amount, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 5, 2012*
  The payment at maturity is not linked to a basket composed of the Components. The payment at maturity is linked to the performance of each of the Components individually, as described below.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about September 30, 2011 and are expected to settle on or about October 5, 2011.

Key Terms

Components:	(a) The European Union euro (the “Reference Currency”) relative to the U.S. dollar (the “Base Currency”) and (b) Gold (the “Precious Metal” or “Gold”)
Downside Exposure Percentage:	2%
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $980 plus the Additional Amount, which may be zero.

You are entitled to repayment of $980 for each $1,000 principal amount at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Lesser Performing Component Return; provided that the Additional Amount will not be less than zero. The Additional Amount will not exceed $1,000 per $1,000 principal amount note.

Lesser Performing Component Return:

The lower of the Reference Currency Return and the Precious Metal Return. Please see “What Is the Lesser Performing Component Return, Assuming a Range of Performances for the Components?” in this term sheet for more information.

Reference Currency Return:	Starting Spot Rate – Ending Spot Rate Starting Spot Rate

The Reference Currency Return is effectively capped at 100%, with no limit on the downside.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.

Starting Spot Rate:

The Starting Spot Rate will be determined on the pricing date and will be (a) the Spot Rate on the pricing date, determined as specified under “— Spot Rate” below or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially reasonable manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-5 of this term sheet.

Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:

The Spot Rate on a given date is expressed as a number of U.S. dollars per one European Union euro and is equal to the applicable rate displayed on Reuters Group PLC (“Reuters”) page WMRPSPOT05 or any substitute page) at approximately 10:00 a.m., New York Time, on such date, as determined by the calculation agent.

Precious Metal Return:	Ending Metal Price – Starting Metal Price Starting Metal Price
Starting Metal Price:	The Metal Price on the pricing date
Ending Metal Price:	The Metal Price on the Observation Date
Metal Price:

On any currency business day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” on such currency business day

Observation Date:	April 2, 2012*
Maturity Date:	April 5, 2012*
CUSIP:	48125X5K8
*

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date — A. Least Performing Component Notes or Basket Notes” in the accompanying product supplement no. 197-A-II

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 197-A-II and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-20 of the accompanying product supplement no. 197-A-II.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 27, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-II dated September 21, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-II dated September 21, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211006351/e45410_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

  LESSER PERFORMING COMPONENT — The “Lesser Performing Component” means the Component with the Lesser Performing Component Return.
  COMPONENT RETURN — In this term sheet, we refer to each of the Reference Currency Return or the Precious Metal Return as a “Component Return.”
  STARTING COMPONENT VALUE — In this term sheet, we refer to each of the Starting Spot Rate or the Starting Metal Price as a “Starting Component Value.”
  ENDING COMPONENT VALUE — In this term sheet, we refer to each of the Ending Spot Rate or the Ending Metal Price as an “Ending Component Value.”
  COMPONENT VALUE — In this term sheet, we refer to each of the Spot Rate and the Metal Price as a “Component Value.”
  CURRENCY BUSINESS DAY — With respect to the Reference Currency, a “currency business day” is a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (Frankfurt, Germany) and (b) banking institutions in The City of New York and such principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

  With respect to Gold, a “currency business day” is a day, as determined by the calculation agent, on which the relevant exchange is open to effectuate delivery of Gold.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, if the scheduled Observation Date is not a currency business day with respect to a Component if there is a market disruption event with respect to a Component on the scheduled Observation Date, the scheduled Observation Date will be postponed as described under “Description of Notes — Postponement of a Calculation Date — A. Least Performing Component Notes or Basket Notes” in the accompanying product supplement no. 197-A-II.

JPMorgan Structured Investments —	TS-1
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of U.S. dollars per European Union euro. As a result, a decrease in a Spot Rate from the pricing date to the Observation Date means that the European Union euro has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one European Union euro could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take more European Union euros to purchase one U.S. dollar on the Observation Date than it did on the pricing date. However, if an investment is bearish on the European Union euro relative to the U.S. dollar, generally the value of that investment will increase in this situation.

Conversely, an increase in the Spot Rate from the pricing date to the Observation Date means that the European Union euro has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one European Union euro could purchase more U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take fewer European Union euros to purchase one U.S. dollar on the Observation Date than it did on the pricing date. However, if an investment is bearish on the European Union euro relative to the U.S. dollar, generally the value of that investment will decrease in this situation.

The notes do not provide a bearish quadratic return, in U.S. dollars, on the depreciation of the European Union euro relative to the U.S. dollar.  A bearish quadratic return in U.S. dollars reflects the return that would be calculated on the Observation Date as the Starting Spot Rate minus the Ending Spot Rate, divided by the Ending Spot Rate. Instead, the return on the notes will be determined by the Reference Currency Return formula set forth in this term sheet, which does not reflect a bearish quadratic return in U.S. dollars.

The following examples demonstrate the impact only of a depreciation of the European Union euro relative to the U.S. dollar under the Reference Currency Return formula as compared to the bearish quadratic method of calculating currency returns. Assuming that the Metal Price of Gold appreciates, a depreciation of the European Union euro relative to the U.S. dollar will result in a positive Additional Amount under the terms of the notes. The impact of an appreciation of the European Union euro relative to the U.S. dollar is not demonstrated below because, in that situation, the Additional Amount will not reflect such appreciation and will be $0 under the terms of the notes (regardless of whether the Metal Price of Gold appreciates or depreciates).

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the European Union euro relative to the U.S. dollar will be less than the depreciation calculated by a bearish quadratic return. In addition, the diminishing effect on any depreciation of the European Union euro relative to the U.S. dollar increases as the Reference Currency Return increases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the bearish quadratic method for calculating currency returns.

The following examples assume a Starting Spot Rate of 1.35 for the European Union euro relative to the U.S. dollar.

Example 1: The European Union euro weakens from the Starting Spot Rate of 1.35 U.S. dollars per European Union euro to the Ending Spot Rate of 1.215 U.S. dollars per European Union euro.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(1.35 – 1.215) / 1.35 = 10.00%

By contrast, if the return on the European Union euros were determined using a bearish quadratic return, the return would be 11.11%.

Example 2: The European Union euro weakens from the Starting Spot Rate of 1.35 U.S. dollars per European Union euro to the Ending Spot Rate of 0.0135 U.S. dollars per European Union euro.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(1.35 – 0.0135) / 1.35 = 99.00%

By contrast, if the return on the European Union euros were determined using a bearish quadratic return, which would not be subject to the effective cap of 100%, the return would be 9900%.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF 98% OF YOUR PRINCIPAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Components. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CAPPED APPRECIATION POTENTIAL — At maturity, in addition to a payment of $980 for each $1,000 principal amount, note you will receive an Additional Amount equal to $1,000 × the Lesser Performing Component Return, provided that the Additional Amount will not be less than zero. The Additional Amount will not exceed $1,000 and, accordingly, the payment at maturity will not exceed $1,980 per $1,000 principal amount note.
  BEARISH EXPOSURE TO THE EUROPEAN UNION EURO VERSUS THE U.S. DOLLAR — If the European Union euro relative to the U.S. dollar is the Lesser Performing Component, the return on the notes will be linked inversely to the performance of the European Union euro, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to earn a positive return if the European union depreciates relative to the U.S. dollar from and including the pricing date to and including the Observation Date. The Reference Currency Return is effectively capped at 100%, with no limit on the downside. Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.
  EXPOSURE TO THE SPOT PRICE OF GOLD — If Gold is the Lesser Performing Component, the return on the notes will be linked to the spot price of a single precious metal, Gold. The Precious Metal Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Starting Metal Price to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on the Observation Date. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Precious Metals” in the accompanying product supplement no. 197-A-II.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, although not entirely free from doubt, the notes will be treated for U.S. federal income tax purposes as “short-term” debt instruments, as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Certain Notes Treated as Indebtedness That Have a Term of Not More than One Year” in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the European Union euro, the U.S. dollar or the exchange rates between the European Union euro and the U.S. dollar or any contracts related to the European Union euro, the U.S. dollar or the exchange rate between the European Union euro and the U.S. dollar or futures contracts or Gold or futures contracts or other instruments related to the Gold. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-II dated September 21, 2011.

  MARKET RISK — The return on the notes at maturity is linked to the lesser of (a) any depreciation in the European Union euro relative to the U.S. dollar and (b) any appreciation of the Metal Price of Gold, from and including the pricing date to and including the Observation Date, and will depend on whether, and the extent to which, the Lesser Performing Component Return is positive, zero or negative. Any positive Reference Currency Return will depend on the depreciation of the Reference Currency relative to the U.S. dollar, and any positive Precious Metal Return will depend on the appreciation of Gold. YOU WILL RECEIVE NO MORE THAN $980 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY IF THE LESSER PERFORMING COMPONENT RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY MORE THAN $980 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY — You may receive a lower payment at maturity than you would have received if you had investing directly in the European Union euro, the U.S. dollar or any contracts related to the European Union euro, the U.S. dollar or the exchange rate between the European Union euro and the U.S. dollar or Gold or futures contracts or other instruments related to the Gold. If either Component Return is negative, the Additional Amount will be zero. This will be true even if the European Union euro depreciates relative to the U.S. dollar at some time during the term of the notes but then appreciates relative to the U.S. dollar so that the Reference Currency

JPMorgan Structured Investments —	TS-3
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

  Return is negative on the Observation Date, or even if Gold appreciates at some time during the term of the notes but then depreciates so that the Precious Metal Return is negative on the Observation Date.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Return is expressed as (a) the Starting Spot Rate minus the Ending Spot Rate divided by (b) the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Reference Currency Return exceed 100%. Accordingly, the Additional Amount will not exceed $1,000 and your payment at maturity will not exceed $1,980 per $1,000 principal amount note.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of J.P. Morgan Securities LLC, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate as determined by the calculation agent exceeds that reflected in the publicly available information, the Reference Currency must depreciate more for you to receive more than $980 for each $1,000 principal amount note at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING COMPONENT — You will receive no more than $980 for each $1,000 principal amount note if either Component Return is negative. This will be true even if one of the Component Returns is positive. Accordingly, your payment at maturity will be determined by the Lesser Performing Component without reference to the performance of the other Component.
  MOVEMENTS IN THE VALUES OF THE COMPONENTS MAY BE CORRELATED — Because you will receive a positive return on your investment only if (a) the European Union euro depreciates relative to the U.S. dollar and (b) the Metal Price of Gold appreciates, correlation of movements in the values of the Components could have an adverse effect on your return on your investment at maturity.  If both Components appreciate or both Components depreciate over the term of the notes, the Lesser Performing Component Return will be negative, and you will receive a payment of $980 for each $1,000 principal amount. See “What Is the Lesser Performing Component Return, Assuming a Range of Performances for the Components?” in this term sheet for more information. The movements in the values of the Components may be or may become correlated during the term of the notes.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY REFERENCE CURRENCY DEPRECIATION — The notes do not provide a bearish quadratic return, in U.S. dollars, on the depreciation of the European Union euro relative to the U.S. dollar. A bearish quadratic return in U.S. dollars reflects the return that would be calculated on the Observation Date as the Starting Spot Rate minus the Ending Spot Rate, divided by the Ending Spot Rate. Instead, the return on the notes will be determined by the Reference Currency Return formula set forth in this term sheet, which does not reflect a bearish quadratic return in U.S. dollars. Under the Reference Currency Return formula, any depreciation of the European Union euro relative to the U.S. dollar less than the depreciation calculated by a bearish quadratic return. The diminishing effect on any depreciation of the European Union euro relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the bearish quadratic method for calculating currency returns. See “How Do Exchange Rates Work?” in this term sheet for more information.

JPMorgan Structured Investments —	TS-4
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

  YOU ARE EXPOSED TO THE RISKS OF EACH COMPONENT — Your return on the notes and your payment at maturity is not linked to a basket consisting of the Components. Your payment at maturity is contingent upon the performance of each individual Component such that you will be equally exposed to the risks related to both of the Component. Adverse performance by either of the Component over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Component. Accordingly, your investment is subject to the risk of adverse performance by each Component.
  THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT (INCLUDING A SHORT POSITION) IN THE REFERENCE CURRENCY OR THE PRECIOUS METAL — You may receive a lower payment at maturity than you would have received if you had invested (including holding a short position) directly in the European Union euro, Gold or contracts related to the European Union euro or Gold for which there is an active secondary market.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the European Union euro or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union (and its constituent countries), the United States and other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the European Union (and its constituent countries) and the United States, and between each country and its major trading partners;
    the monetary policies of the European Union (and its constituent countries) and the United States, especially as related to the supply of money; and
    the extent of governmental surplus or deficit in Europe (and its constituent countries) and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (and its constituent countries) and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Historically, some governments have fixed foreign exchange rates to correspond with the price of gold. Governments, including those of the European Union (and its constituent countries) and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-II for further information on what constitutes a market disruption event.

JPMorgan Structured Investments —	TS-5
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

  PRICES OF COMMODITIES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodities, including precious metals, tend to be highly volatile and may fluctuate rapidly based on numerous factors. See “The Market Price of Gold Will Affect the Value of the Notes” below. The prices of commodities are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Metal Price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
  ON THE OBSERVATION DATE, THE METAL PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE METAL PRICE BEING DETERMINED BY THE LBMA — The Metal Price of Gold on the Observation Date will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Precious Metals” in the accompanying product supplement no. 197-A-II.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — If Gold is the Lesser Performing Underlying, the notes will be linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The Metal Price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because, under these circumstances, the notes are linked to the price of a single precious metal, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility — the frequency and magnitude of changes — in the European Union euro relative to the U.S. dollar and the Metal Price of Gold;
    supply and demand trends for Gold;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the Reference Currency Countries and the United States and in precious metals markets;
    changes in correlation between the Components;
    suspension or disruption of market trading in any Component;
    a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-6
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Lesser Performing Component?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Lesser Performing Component Return from 80% to +80%. The table and examples below assume that the Lesser Performing Component is Gold. We make no representation or warranty as to which of the Components will be the Lesser Performing Component for purposes of calculating your actual payment at maturity. For additional information about the determination of the Lesser Performing Component Return, please see “What Is the Lesser Performing Component Return, Assuming a Range of Performances for the Components?” in this term sheet. In addition, the following table and examples assume a Starting Metal Price of $1,600. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Lesser Performing Component Return	Additional Amount		Principal		Payment at Maturity

$2,880.00	80.00%	$800.00	+	$980.00	=	$1,780.00
$2,720.00	70.00%	$700.00	+	$980.00	=	$1,680.00
$2,560.00	60.00%	$600.00	+	$980.00	=	$1,580.00
$2,400.00	50.00%	$500.00	+	$980.00	=	$1,480.00
$2,240.00	40.00%	$400.00	+	$980.00	=	$1,380.00
$2,080.00	30.00%	$300.00	+	$980.00	=	$1,280.00
$1,920.00	20.00%	$200.00	+	$980.00	=	$1,180.00
$1,840.00	15.00%	$150.00	+	$980.00	=	$1,130.00
$1,760.00	10.00%	$100.00	+	$980.00	=	$1,080.00
$1,680.00	5.00%	$50.00	+	$980.00	=	$1,030.00
$1,632.00	2.00%	$20.00	+	$980.00	=	$1,000.00
$1,600.00	0.00%	$0.00	+	$980.00	=	$980.00
$1,520.00	-5.00%	$0.00	+	$980.00	=	$980.00
$1,440.00	-10.00%	$0.00	+	$980.00	=	$980.00
$1,360.00	-15.00%	$0.00	+	$980.00	=	$980.00
$1,280.00	-20.00%	$0.00	+	$980.00	=	$980.00
$1,120.00	-30.00%	$0.00	+	$980.00	=	$980.00
$960.00	-40.00%	$0.00	+	$980.00	=	$980.00
$800.00	-50.00%	$0.00	+	$980.00	=	$980.00
$640.00	-60.00%	$0.00	+	$980.00	=	$980.00
$480.00	-70.00%	$0.00	+	$980.00	=	$980.00
$320.00	-80.00%	$0.00	+	$980.00	=	$980.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Gold increases from the Starting Metal Price of $1,600 to an Ending Index Level of $1,760. Because the Ending Metal Price of $1,760 is greater than the Starting Metal Price of $1,600, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 × 10%) = $1,080

Example 2: The price of Gold decreases from the Starting Metal Price of $1,600 to an Ending Metal Price of $1,520.

Because the Ending Metal Price of $1,520 is less than the Starting Metal Price of $1,600, you will receive a payment of $980 at maturity for each $1,000 principal amount note (reflecting a loss of 2% of the principal).

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-7
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

What Is the Lesser Performing Component Return, Assuming a Range of Performances for the Components?

The examples below illustrate hypothetical Lesser Performing Component Returns, assuming a range of performances for the Components. The hypothetical Lesser Performing Component Returns set forth below assume Starting Spot Rates of 1.35 and a Starting Metal Price of $1,600. The Spot Rate is expressed as a number of U.S. dollars per European Union euro.

The Lesser Performing Component Returns set forth below are for illustrative purposes only and may not be the actual Lesser Performing Component Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Component	Hypothetical Starting Component Value	Hypothetical Ending Component Value	Hypothetical Component Return
European Union euro relative to the U.S. dollar	1.35	1.08	20.00%
Gold	$1,600	$1,760	10.00%

In this example, the European Union dollar depreciated relative to the U.S. dollar, resulting in a Reference Currency Return of 20%, and Gold appreciated in value, resulting in a Precious Metal Return of 10%. Accordingly, the Lesser Performing Component Return is 10%, which would result in a payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 × 10%) = $1,080

Example 2

Component	Hypothetical Starting Component Value	Hypothetical Ending Component Value	Hypothetical Component Return
European Union euro relative to the U.S. dollar	1.35	1.08	20.00%
Gold	$1,600	$1,440	-10.00%

In this example, although the European Union dollar depreciated relative to the U.S. dollar, resulting in a Reference Currency Return of 20%, Gold depreciated in value, resulting in a Precious Metal Return of -10%. Accordingly, the Lesser Performing Component Return is -10%, which would result in a payment at maturity is equal to $980 per $1,000 principal amount note (reflecting a loss of 2% of the principal).

Example 3

Component	Hypothetical Starting Component Value	Hypothetical Ending Component Value	Hypothetical Component Return
European Union euro relative to the U.S. dollar	1.35	1.62	-20.00%
Gold	$1,600	$1,760	10.00%

In this example, although Gold appreciated in value, resulting in a Precious Metal Return of 10%, the European Union dollar appreciated relative to the U.S. dollar, resulting in a Reference Currency Return of -20%. Accordingly, the Lesser Performing Component Return is -20%, which would result in a payment at maturity is equal to $980 per $1,000 principal amount note (reflecting a loss of 2% of the principal).

Example 4

Component	Hypothetical Starting Component Value	Hypothetical Ending Component Value	Hypothetical Component Return
European Union euro relative to the U.S. dollar	1.35	1.62	-20.00%
Gold	$1,600	$1,440	-10.00%

In this example, the European Union dollar appreciated relative to the U.S. dollar, resulting in a Reference Currency Return of
-20%, and Gold depreciated in value, resulting in a Precious Metal Return of -10%. Accordingly, the Lesser Performing Component Return is -20%, which would result in a payment at maturity is equal to $980 per $1,000 principal amount note (reflecting a loss of 2% of the principal).

JPMorgan Structured Investments —	TS-8
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

Historical Information

The first graph below shows the historical weekly performance of the European Union euro relative to the U.S. dollar, expressed in terms of the conventional market quotation (the amount of the U.S. dollars that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through September 23, 2011. The exchange rate of the European Union euro relative to the U.S. dollar as reported by Bloomberg Financial Markets on September 26, 2011 was 1.3531.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the European Union euro appreciates in value against the U.S. dollar.

The Spot Rate on September 26, 2011 was 1.3446, calculated in the manner set forth under “Key Terms — Spot Rate” on the front cover of this term sheet. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the European Union euro relative to the U.S. dollar will result in a payment at maturity in excess of $980 per $1,000 principal amount note.

The following graph shows the historical weekly performance of Gold based on the Metal Prices from January 6, 2006 through September 23, 2011. The Metal Price on September 26, 2011 was $1,598.00. We obtained the Metal Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Metal Price on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in a payment at maturity in excess of $980 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-9
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold

Supplemental Use of Proceeds

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-39 of the accompanying product supplement no. 197-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-10
Notes Linked to the Lesser Performing of the European Union Euro (Relative to the U.S. Dollar) and Gold